Exhibit 99.1

Titan Medical Completes Final Milestone Under Development Agreement with Medtronic

TORONTO--(BUSINESS WIRE)--January 4, 2022--Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company focused on the development and commercialization of innovative single access robotic-assisted surgery systems and technology, announced today that it completed, on schedule, the final milestone under the development and license agreement with Medtronic plc (NYSE: MDT), the world’s leading medical technology company. With the successful completion of the agreement, Titan is scheduled to receive a license payment in exchange for licensing the developed technologies to Medtronic and Medtronic’s secured loan to Titan will be retired, each of which are expected to be completed this month.

Technologies developed under the Medtronic development and license agreement may be used by both Titan and Medtronic in their respective businesses. Titan has filed several new patent applications as a result of this development activity and retains world-wide rights to independently commercialize the technologies for use with its own Enos™ robotic single access surgical system.

“The completion of milestone four and the associated license fee is a significant achievement. The team in Chapel Hill has done an outstanding job on timing and delivery despite challenges and constraints introduced by the COVID-19 pandemic,” said Paul Cataford, Interim President and CEO of Titan. “On behalf of the Board and our employees, I would like to thank Medtronic for their trust and confidence in our team and our technology. This development and license agreement and collaboration has provided capital and the opportunity to further develop our team and our single-access platform.”

Today’s announcement marks the fourth and final achievement under the development and license agreement.

For clarity, these agreements are between Medtronic and Titan Medical Inc., and Titan Medical is not affiliated with Titan Spine, which Medtronic acquired in 2019.

About Titan Medical Inc.

Titan Medical Inc. (Nasdaq: TMDI; TSX: TMD), a medical technology company headquartered in Toronto, Ontario and with product development and regulatory affairs activities at its facility in Chapel Hill, North Carolina, is focused on enhancing robotic assisted surgery using innovative technology through a single access point. The Enos™ robotic single access surgical system is being developed with an ergonomic focus to provide a surgical experience that imitates real-life movements that surgeons demand and includes multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks. With the Enos system, Titan intends to initially pursue gynecologic surgical indications. Certain aspects of Titan’s robotic assisted surgical technologies and related intellectual property have been licensed to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system.

Enos™ is a trademark of Titan Medical Inc.

For more information, visit www.titanmedicalinc.com.

Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of applicable Canadian and U.S. securities laws, which reflect the current expectations of management of the company’s future growth, results of operations, performance and business prospects and opportunities. Forward-looking statements are frequently, but not always, identified by words such as “may”, “would”, “could”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “estimate”, “potential for” and similar expressions, although these words may not be present in all forward-looking statements. Forward-looking statements that appear in this release may include, without limitation, references to: the company’s focus on the design and development of surgical technologies for robotic single access surgery; the scheduled receipt of a license payment from Medtronic; the development and license agreement providing for the development of robotic assisted surgical technologies for use by both Titan and Medtronic; the company’s intention to initially pursue gynecologic surgical indications with the Enos system; the company’s focus to provide a surgical experience that imitates real-life movements including multi-articulating instruments designed to allow surgeons an increased range of motion in a confined space, with dexterity and the ability to exert the forces necessary to complete common surgical tasks; and the license of certain of Titan’s robotic assisted surgical technologies and related intellectual property to Medtronic plc, while retaining world-wide rights to commercialize the technologies for use with the Enos system. These statements reflect management’s current beliefs with respect to future events and are based on information currently available to management. Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause the company’s actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, without limitation, those listed in the “Risk Factors” section of the company’s Annual Information Form and Form 40-F for the fiscal year ended December 31, 2020, as well as the assumptions discussed under the section titled “Development Plan” in the company’s MD&A for the three and nine months ended September 30, 2021 (which may be viewed at www.sedar.com and at www.sec.gov). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. These factors should be considered carefully, and prospective investors should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in the news release are based upon what management currently believes to be reasonable assumptions, the company cannot assure prospective investors that actual results, performance or achievements will be consistent with these forward-looking statements. Except as required by law, the company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise.

Contacts

Titan Medical
Kristen Galfetti
Vice President Investor Relations
& Corporate Communications
+1-781-869-2553
investors@titanmedicalinc.com